07069488

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

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SEC MAIL PROCESSING RECEIVED JUN 28 2007 WASHINGTON, D.C. 161 SECTION

FORM 11-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________

Commission file number: ~~333-132117~~ 1-09216

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

The 401(k) Retirement Plan of Hanson Building Materials America

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Hanson Building Materials America, Inc.
300 E. John Carpenter Freeway
Suite 1645
Irving, Texas 75062

PROCESSED
JUL 20 2007
THOMSON
FINANCIAL

ANNUAL REPORT ON FORM 11-K
AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

The 401(k) Retirement Plan of Hanson Building Materials America
As of December 31, 2006, and for the year then ended

Annual Report on Form 11-K

Audited Financial Statements and Supplemental Schedule

The 401(k) Retirement Plan of Hanson Building Materials America

As of December 31, 2006, and for the year then ended

The following financial information of the Plan is submitted herewith:

Audited Financial Statements

Supplemental Schedule

ERNST & YOUNG

Ernst & Young LLP
Suite 1500
2100 Ross Avenue
Dallas, Texas 75201

Phone: (214) 969-8000
Fax: (214) 969-8587
Telex: 6710375
www.ey.com

Report of Independent Registered Public Accounting Firm

Retirement Plans Committee
Hanson Building Materials America Inc.

We have audited the accompanying statement of net assets available for benefits of The 401(k) Retirement Plan of Hanson Building Materials America as of December 31, 2006, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2006, and the changes in its net assets available for benefits for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2006, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst + Young LLP

June 26, 2007

The 401(k) Retirement Plan of Hanson Building Materials America

Statement of Net Assets Available for Benefits

December 31, 2006

Assets	
Beneficial interest in the Hanson Building Materials America Retirement Savings and Investment Plans Master Trust at fair value	$ 47,353,612
Participants' contributions receivable	242,900
Employer contributions receivable	330,848
Participant loans receivable	2,490,375
Net assets available for benefits at fair value	50,417,735
Adjustment from fair value to contract value for fully benefit-responsive investment contracts held in a common collective trust	136,345
Net assets available for benefits	$ 50,554,080

See accompanying notes.

The 401(k) Retirement Plan of Hanson Building Materials America

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2006

Net assets available for benefits at beginning of year	$ –
Additions:	
Net increase resulting from investment in the Hanson Building Materials America Retirement Savings and Investment Plans Master Trust	3,049,996
Loan interest income	103,232
Rollover contributions	2,673,135
Participants' contributions	5,578,896
Employer contributions	7,270,688
Trust-to-Trust transfers	34,331,829
Total additions	53,007,776
Deductions:	
Distributions to participants	(2,413,581)
Transfers out	(15,408)
Administrative expenses	(24,707)
Total deductions	(2,453,696)
Net assets available for benefits at end of year	$ 50,554,080

See accompanying notes.

The 401(k) Retirement Plan of Hanson Building Materials America

Notes to Financial Statements

December 31, 2006

1. Summary of Significant Accounting Policies

Effective January 1, 2006, The 401(k) Retirement Plan of Hanson Building Materials America (the "Plan") became a participating plan in the Hanson Building Materials America Retirement Savings and Investment Plans Master Trust (the "Master Trust") as described in Note 6. The change in the Plan's beneficial interest in the Master Trust resulting from investment activity is comprised of the Plan's share of interest, dividends and net appreciation (depreciation) of the related Master Trust's assets, which are maintained by the Trustee in separate accounts representing the Plan's equitable share in the Master Trust. Such equitable share is used solely for the payment of benefits, expenses and other charges properly allocable to the Plan.

The accounting records of the Plan are maintained on the accrual basis of accounting. Benefit payments are recorded when paid. Investments in Hanson PLC American Depository Shares ("ADS") are stated at fair value (see Note 2). Fair value of the Hanson PLC ADS investment is determined by quoted market prices on active national securities exchanges with the resulting changes in value being recorded as net appreciation (depreciation) in fair value of investments. The participant loans are valued at their outstanding balances, which approximate fair value.

The investment in the Fidelity Managed Income Portfolio II – Class 2 (the "Portfolio"), a common collective trust, is recorded on the financial statements at fair value with an adjustment from fair value to contract value. The net asset value per unit is calculated as of the close of business of the New York Stock Exchange. It is the policy of the Portfolio to use its best efforts to maintain a stable net asset value of $1.00 per unit, although there is no guarantee that the Portfolio will be able to maintain that value. The fair value and contract value of the Portfolio are determined by Fidelity Management Trust Company, the Trustee of the Portfolio. Contract value represents contributions, plus earnings, less withdrawals and expenses (see Note 6).

Investments in shares of the mutual funds are valued at published market prices which represent the net asset values of shares held by the Plan at year-end. Fair value of these investments is determined each business day by an independent pricing service approved by the Fidelity Investments Board of Trustees with the resulting changes in value being recorded as net appreciation (depreciation) in fair value of investments. These mutual funds and the Portfolio may have investments in derivatives. The derivatives may include

1. Summary of Significant Accounting Policies (continued)

repurchase agreements, options, forward futures contracts, foreign currency transactions, and forward foreign currency contracts. For detailed information on each fund's investments and concentrations of credit risk, the Prospectus and Annual Report are available from the Trustee.

Investments in the BrokerageLink Fund are recorded at fair value. Fair value of these investments is determined by quoted or published market prices in an active market, if available. For those securities with no quoted market prices, fair value is estimated by the Plan Trustee. As of December 31, 2006, there were no securities in the BrokerageLink Fund for which the Plan Trustee estimated fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Trustee fees and costs and expenses incurred with regard to the purchase, sale and transfer of securities in connection with the operation of the Trust are allocated to the participating plans. Commissions for transactions in the BrokerageLink Fund are added to the purchase price of a security and deducted from the proceeds of a sale of a security within the applicable participant's account. Hanson Building Materials America, Inc. (the "Company" or "Employer") is the Plan Sponsor.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Company to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

The Company pays substantially all administrative expenses.

2. Description of the Plan

General

The Plan is a defined contribution plan established January 1, 2006, to encourage and assist employees of the Company and certain affiliates in saving and investing payroll withholdings for purposes of receiving retirement benefits. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

2. Description of the Plan (continued)

The following information is included as a general description of the Plan. For more detailed information, the "Plan Document" is available at the Company and the Hanson Building Materials America's Corporate Office.

Retirement Choice

Effective January 1, 2006, participants in the Hanson Building Materials America Retirement Savings and Investment Plan (RSIP) were given the choice to either participate in the Plan or continue participation in the RSIP.

Participation

Substantially all employees hired or rehired after July 1, 2005, are participants in the Plan. Participation in the Plan is available to substantially all employees of the Company who are at least 21 years of age and who have worked at least 500 hours during a consecutive six-month period. Employees hired prior to July 1, 2005, and still employed on January 1, 2006, are eligible to participate in the Plan without regard to any age and service requirements. The Plan is not open to employees covered by a collective bargaining agreement unless the agreement provides for participation in the Plan.

Employee Contributions

Participants in the Plan contribute pre-tax dollars. The majority of the participants of the Plan can authorize a payroll deduction of 1% to 50% of compensation in 1% increments into the Plan. Employee contributions are subject to maximum limitations imposed by Section 402(g) of the Internal Revenue Code (the "Code"). Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

Employer Contributions

For the majority of the participants, the Company matches each participant's contributions in the amount of 50% of the first 6% of each participant's contributions.

2. Description of the Plan (continued)

Automatic 3% Contribution

Regardless of whether or not an employee contributes to the Plan, once the Plan's eligibility requirements are met, eligible employees receive an automatic Company contribution of 3% of compensation.

Investment Elections

The Plan provides primarily for self-directed investment programs for contributions to the Plan, with separate funds within the Master Trust. All assets are invested in the Master Trust, except for participant loans. Participants in the RSIP Plan as well as participants in the Hanson Building Materials America Retirement Savings & Investment Plan for Collectively Bargained Employees who transferred their assets into the Plan, may have employer matching contributions that were made prior to January 1, 2001. These employer contributions were made only in Hanson PLC ADS under the Hanson Stock Fund. Participants were not allowed to redirect these investments, thus they are considered non-participant-directed assets (see Note 5). Current employer and automatic 3% contributions made under the Plan follow the investment election that a participant makes for his or her employee contributions; however, if the participant chooses to invest a percentage of employee contributions in the Hanson Stock Fund, the employer and automatic 3% contributions must remain, once invested, in the Hanson Stock Fund until the participant reaches age 55 (see Note 11).

Vesting

Participant contributions and earnings on those contributions are always 100% vested. The automatic 3% Company contributions and earnings thereon are always fully vested. A participant becomes 100% vested in Company matching contributions and earnings thereon after having completed three years of service, as defined by the Plan. Employer contributions also become 100% vested upon retirement, permanent disability, death, or termination of the Plan. Forfeitures of nonvested employer contributions reduce future employer contributions. Forfeitures used totaled $17,052 in 2006.

2. Description of the Plan (continued)

Benefit Payments

Withdrawals from the Plan are generally permitted when an employee terminates employment, retires, reaches age 59 1/2, becomes permanently disabled, or has a severe financial hardship as defined under the Plan. Generally, only one withdrawal is allowed in any 12-month period.

On termination of service, death, disability or retirement a participant may elect to receive a lump-sum distribution of their account. Distributions can be taken in cash or shares of Company stock, and are subject to appropriate tax withholding and possible penalty, or can be rolled directly over to an IRA or another employer's qualified retirement plan.

Loans

Participants can borrow against their account balance. The minimum amount a participant may borrow is $1,000. Total loans to a participant generally cannot exceed the lesser of $50,000 or 50% of their account balance. The amount of any loan will be withdrawn in a ratio that is proportionate to the participant's balance in each investment fund. Loans shall bear interest at the prime lending rate (at the date of the loan) plus 1% and are repayable within five years from the date of borrowing with the exception of loans used to acquire a primary residence which are repayable over a period determined by the Retirement Plans Committee of Hanson Building Materials America.

As loans are repaid, both the principal and interest are deposited to the participant's current investment fund elections. The vested portion of a participant's investment account is pledged as collateral for the loan.

Federal Income Taxes

Participants are not liable for federal income taxes on amounts earned in the Plan or on amounts contributed by the Employer until such time that their participating interest is distributed to them, provided that the Plan retains its qualified status (see Note 8).

Plan Termination

Although the Plan Sponsor has not expressed any intent to terminate the Plan, it has the right to do so at any time, subject to the provisions of ERISA. In the event of termination, participants automatically become 100% vested in the balances of their individual accounts.

3. Employee Stock Ownership Feature

The Plan is intended to be a non-leveraged employee stock ownership plan (ESOP) satisfying the requirements of Section 4975(e) of the Code. The ESOP feature of the Plan is designed to be invested primarily in Employer securities, and, as such, the sole investment of the ESOP is the Hanson Stock Fund.

Voting Rights and Diversification

Each participant is entitled to exercise voting rights attributable to the shares of Hanson PLC ADS held in the participant's account and is notified by the Trustee prior to the time that such rights are to be exercised. Diversification is offered to participants close to retirement so that they may have the opportunity to move part of the value of their investment in Hanson PLC ADS into investments which are more diversified. Participants who are at least age 55 may elect to diversify a portion of their account.

4. Trust-to-Trust Transfers

In March 2006, $29,808,578 was transferred into the Plan from the RSIP. This represents the account balances from the RSIP of participants who made a retirement choice to participate in the Plan on January 1, 2006. In addition, $1,830,498 in loan activity for these participants was also transferred into the Plan.

Collectively bargained units that decertified during the year were allowed to participate in the Plan as well as to transfer the related assets from the Hanson Building Materials America Investment & Savings Plan for Collectively Bargained Employees to the Plan. In connection with these decertifications, net assets totaling $769,167 were transferred into the Plan.

In May 2006, the Mission Valley Rock 401(k) Safe Harbor Profit Sharing Plan was merged into the Plan. In connection with the merger, net assets totaling $772,047 were transferred into the Plan.

In June 2006, the Robert Oldham Ltd. Retirement Savings Plan was merged into the Plan. In connection with the merger, net assets totaling $640,127 were transferred into the Plan.

In October 2006, the Troesh Ready Mix, Inc. 401(k) Plan was merged into the Plan. In connection with the merger, net assets totaling $380,744 were transferred into the Plan.

4. Trust-to-Trust Transfers (continued)

In December 2006, the Company purchased assets of the Sherman Industries, Inc. Prestress Division (the "Division"). Certain employees of the Division became employees of the Company and became eligible to roll over their entire accounts, including outstanding loans.

5. Non-Participant-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the non-participant-directed investments as described in Note 2 is as follows:

	December 31, 2006
Net assets:	
Hanson Stock Fund at fair value	$ 4,010,402**

	Year ended December 31, 2006
Changes in net assets:	
Contributions	$ 589,735
Transfers from participant-directed accounts	293,748
Transfers to participant-directed accounts	(81,883)
Earnings and net realized and unrealized appreciation in fair value	601,244
Distributions to participants	(224,260)
Trust-to-Trust transfers	2,841,557
Administrative expenses	(9,739)
	$ 4,010,402

** A portion of this balance is participant-directed.

6. Master Trust Information

The Master Trust was created in October 1996 for the purpose of investing the pooled assets of various defined contribution plans of the Company.

The Plan is one of three plans in the Master Trust and represents an approximate 16% interest in the overall Trust at December 31, 2006.

6. Master Trust Information (continued)

Contributions of participants are invested in one or more of the funds established under the Master Trust as described below as well as in various mutual funds:

Hanson Stock Fund

This is a common stock fund consisting primarily of Hanson PLC ADS. When necessary, this fund will make an interim investment in the Trustee's Short-Term Investment Fund.

Fidelity Managed Income Portfolio II – Class 2

The Fidelity Managed Income Portfolio II – Class 2 is an open-end commingled pool of fixed income securities, including a fully benefit-responsive contract sponsored by the Trustee. The fund is managed to maintain a $1 unit price. The fair value of the fund is $103,640,741 at December 31, 2006.

BrokerageLink Fund

The BrokerageLink Fund is an individual account with a registered broker-dealer, which holds funds eligible to be transferred from the core funds at the direction of the participant in any tradable security subject to the limitations of the Department of Labor's Rules and Regulations.

Information included in the financial statements and the Trust related to the BrokerageLink Fund represents the aggregation of individual participant accounts and, as a result, the investment results presented are not representative of the results obtained by each participant in the BrokerageLink Fund. Individuals participating in the BrokerageLink Fund should refer to their individual participant account statements for information regarding their own investment performance.

Investments in the Fidelity Managed Income Portfolio II – Class 2 are valued based on the fair value of the underlying investments as determined by the Trustee then adjusted by the Trustee to contract value. The fund includes fully benefit-responsive investment contracts; therefore, the Plan adopted the requirements outlined in Financial Accounting Standards Board (FASB) Staff Position AAG INV-1 and AICPA Statement of Position 94-4-1, *Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Contribution Health and Welfare and Pension Plans* (the "FSP"). The FSP defines the

6. Master Trust Information (continued)

circumstances in which an investment contract is considered fully benefit-responsive and provides certain reporting and disclosure requirements for fully benefit-responsive investment contracts in defined contribution health and welfare and pension plans. The financial statement presentation and disclosure provisions of the FSP are effective for financial statements issued for annual periods ending after December 15, 2006, and are required to be applied retroactively to all prior periods presented for comparative purposes. The Plan has adopted the provisions of the FSP at December 31, 2006.

As required by the FSP, investments in fully benefit-responsive investment contracts in the accompanying Statement of Net Assets Available for Benefits are recognized at fair value with a corresponding adjustment to reflect these investments at contract value. Adoption of the FSP had no effect on the Statement of Changes in Net Assets Available for Benefits for any period presented.

Income and net appreciation or depreciation of investments of the Master Trust are allocated to the participating plans based on the earnings of the funds in which participant accounts are invested.

Net assets of the Master Trust are as follows:

	December 31, 2006
Net assets:	
Investments at fair value:	
Mutual funds	$ 164,663,150
Common collective trust	103,640,741
Hanson Stock Fund	35,452,200
Net assets at fair value	303,756,091
Adjustment from fair value to contract value for fully benefit-responsive investment contracts held by a common collective trust	1,242,663
Net assets	$ 304,998,754

6. Master Trust Information (continued)

Net investment income for the Master Trust is as follows:

	Year ended December 31, 2006
Interest and dividends	$ 13,924,477
Net appreciation in fair value of investments	20,347,579
	$ 34,272,056

The percentage interest the Plan holds in each of the Master Trust accounts at December 31, 2006, is summarized as follows:

	2006
Fidelity Managed Income Portfolio II – Class 2	11.0%
Fidelity Diversified International Fund	19.2%
Fidelity Dividend Growth Fund	17.7%
Fidelity Mid-Cap Stock Fund	17.6%
Fidelity Value Fund	26.6%
Fidelity Capital Appreciation Fund	72.2%
Fidelity Freedom Income Fund	27.6%
Fidelity Freedom 2000 Fund	19.8%
Fidelity Freedom 2005 Fund	99.1%
Fidelity Freedom 2010 Fund	13.7%
Fidelity Freedom 2015 Fund	23.5%
Fidelity Freedom 2020 Fund	21.2%
Fidelity Freedom 2025 Fund	77.2%
Fidelity Freedom 2030 Fund	16.2%
Fidelity Freedom 2035 Fund	68.5%
Fidelity Freedom 2040 Fund	59.3%
Fidelity Freedom 2045 Fund	4.0%
Fidelity Freedom 2050 Fund	22.5%
American Funds EuroPacific Growth Fund Class R5	40.0%
American Century Large Company Value Fund	47.3%
Spartan U.S. Equity Index Fund	21.2%
Neuberger & Berman Genesis Trust Fund	18.3%
Hanson Stock Fund	11.3%
BrokerageLink Fund	12.2%

6. Master Trust Information (continued)

Net investment income (loss) of the Master Trust funds for the year ended December 31, 2006, and the Plan's share of net investment income (loss) of each Master Trust account is summarized as follows:

	Net Appreciation (Depreciation) in Fair Value	Interest and Dividends	Net Investment Income	Share in Net Investment Income
Fidelity Managed Income Portfolio II – Class 2	$ 0	$ 4,502,555	$ 4,502,555	7.7%
Fidelity Diversified International Fund	1,680,109	1,148,389	2,828,498	11.9%
Fidelity Dividend Growth Fund	2,107,322	889,280	2,996,602	11.0%
Fidelity Mid-Cap Stock Fund	1,912,727	1,022,667	2,935,394	5.1%
Fidelity Value Fund	11,453	75,961	87,414	23.2%
Fidelity Capital Appreciation Fund	17,659	44,484	62,143	76.6%
Fidelity Freedom Income Fund	18,430	47,233	65,663	20.0%
Fidelity Freedom 2000 Fund	14,486	37,453	51,939	16.1%
Fidelity Freedom 2005 Fund	970	2,768	3,738	98.9%
Fidelity Freedom 2010 Fund	180,560	264,366	444,926	10.0%
Fidelity Freedom 2015 Fund	27,083	34,444	61,527	23.0%
Fidelity Freedom 2020 Fund	642,498	663,974	1,306,472	14.4%
Fidelity Freedom 2025 Fund	17,858	19,045	36,903	73.1%
Fidelity Freedom 2030 Fund	1,975,915	1,750,497	3,726,412	9.9%
Fidelity Freedom 2035 Fund	6,923	7,554	14,477	60.7%
Fidelity Freedom 2040 Fund	58,786	57,130	115,916	44.5%
Fidelity Freedom 2045 Fund	703	305	1,008	2.2%
Fidelity Freedom 2050 Fund	460	819	1,279	34.1%
American Funds EuroPacific Growth Fund Class R5	76,734	154,199	230,933	34.9%
American Century Large Company Value Fund	49,963	13,047	63,010	57.6%
Spartan U.S. Equity Index Fund	2,051,384	288,044	2,339,428	13.8%
Neuberger & Berman Genesis Trust Fund	(325,267)	1,773,436	1,448,169	8.2%
Hanson Stock Fund	9,675,315	924,375	10,599,690	5.7%
BrokerageLink Fund	145,508	202,452	347,960	10.2%
	$ 20,347,579	$ 13,924,477	$ 34,272,056	

7. Related Party Transactions

The Master Trust purchased or received 20,500 Hanson PLC ADS, and sold or distributed 29,700 Hanson PLC ADS during the year ended December 31, 2006. Dividend income from Hanson PLC ADS was $882,241 for the year ended December 31, 2006.

Certain Plan investments are shares of mutual funds, as well as units of the Fidelity Managed Income Portfolio II which are managed by the Trustee; therefore, these transactions qualify as party-in-interest. Transactions with parties-in-interest also include fees paid during the year for trustee, accounting, and other services and contributions paid to the Plan by the Company.

8. Federal Income Taxes

The Plan has not filed for a determination letter from the Internal Revenue Service ("IRS") stating that the Plan is qualified under Section 401(a) of the Code. However, the plan administrator believes that the Plan has been designed to comply with the requirements of the Code and has indicated that it will take the necessary steps, if any, to bring the Plan's operations into compliance with the Code. The Plan is scheduled to file before the January 31, 2011 filing deadline under the IRS submission regulations.

9. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the participants' account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

10. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31, 2006:

Net assets available for benefits per the financial statements	$ 50,554,080
Adjustment from contract value to fair value for fully benefit-responsive investment contracts held by a common collective trust	(136,345)
Net assets available for benefits per the Form 5500	$ 50,417,735

The following is a reconciliation of net increase resulting from investment in the Hanson Building Materials America Retirement Savings and Investment Plans Master Trust per the financial statements to the Form 5500 for the year ended December 31, 2006:

Net increase resulting from investment in the Hanson Building Materials America Retirement Savings and Investment Plans Master Trust per the financial statements	$ 3,049,996
Less: Adjustment from contract value to fair value for fully benefit-responsive investment contracts held by a common collective trust at December 31, 2006	(136,345)
Net increase resulting from investment in the Hanson Building Materials America Retirement Savings and Investment Plans Master Trust per Form 5500	$ 2,913,651

The amount related to fully benefit-responsive investment contracts held by a common collective trust is recorded on the Form 5500 at fair value versus contract value as per the financial statements as described in Note 6.

11. Subsequent Events

Effective January 1, 2007, the Plan was amended to allow participants to transfer 33% of the participant's employer contributions invested in the Hanson Stock Fund into any other investment fund offered by the Plan.

In January 2007, The Civil and Marine 401(k) Plan was merged into the Plan. In connection with the merger, net assets totaling $426,948 were transferred into the Plan.

As a result of the acquisition of Price Brothers in March 2007, the assets of the Price Brothers Savings Incentive Plan and the assets of the Price Brothers Company Savings and Retirement plan will be merged into and with the Plan on July 3, 2007.

Due to the acquisition of Eagle Precast Company in April 2007, the assets of the Eagle Precast Company 401(k) Plan that are attributable to salaried and non-union hourly employees will be merged into and with the Plan in September 2007.

In early May 2007, HeidelbergCement offered to buy the Company. If approved by the shareholders and all necessary regulatory approvals are received and conditions met, the sale is anticipated to become final later in 2007. The impact of this transaction on the Plan is not yet known.

Effective May 22, 2007, the Plan was amended to remove the investment restrictions on all employer matching contributions in the Hanson Stock Fund. After such date, participants will be allowed to transfer any amounts out of the Hanson Stock Fund into any other investment fund offered by the Plan.

Supplemental Schedule

EIN 54-2133605
Plan # 016

The 401(k) Retirement Plan of Hanson Building Materials America

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)

December 31, 2006

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Rate of Interest, Collateral, Par or Maturity Value	Cost	Current Value
* Participant loans	Rates ranging from 5.0% – 10.5%, maturing February 1, 2020	$ –	$ 2,490,375

* Party-in-interest

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The 401(k) Retirement Plan of
Hanson Building Materials America

Date:	June 28, 2007	By:	/s/ James Guerriero
		Name:	James Guerriero
		Title:	Director of Benefits and Authorized Representative of the Hanson Building Materials America Retirement Plans Committee

Exhibit 23

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements (Form S-8 No. 333-132117) pertaining to The 401(k) Retirement Plan of Hanson Building Materials America of our report dated June 26, 2007, with respect to the financial statements and schedule of The 401(k) Retirement Plan of Hanson Building Materials America included in this Annual Report (Form 11-K) for the year ended December 31, 2006.

Ernst + Young LLP

Dallas, Texas
June 26, 2007

END